Contact

www.linkedin.com/in/steve-romine
(LinkedIn)

Top Skills

Business Strategy
New Business Development
Medical Devices

Certifications

Registered Patent Attorney

Honors-Awards

In-House Leader in the Law Award
Rising Star Award

Patents

Wearable Audio Device with Vagus
Nerve Stimulation

Steve Romine

COO at Audicus
Boston, Massachusetts, United States

Summary

I am an entrepreneurial-minded executive who leverages innovation and the power of high performing teams to bring new-to-the-world products to market while promoting business growth. I love working at the intersection of consumer electronics and health to create products and experiences that deliver life-changing benefits.

Highlights:

- Built a comprehensitve strategy for one of the world's largest hearing aid companies to enter the OTC hearing air market.

- Turned-around a struggling division to a leaner and more focused team that successfully re-launched Bose's Sleep business and launched a new direct-to-consumer hearing aid business. Improved employee engagement and execution while also significantly reducing annual operating expenses.

- Created, pitched, and led Bose's Corporate Development/ M&A function and Bose Ventures, a multi-million-dollar fund, and successfully leveraged strategic acquisitions, investments and partnerships to create the foundation for Bose's sleep and hearing aid businesses.

- Established Bose's intellectual property department, creating a global team that provides world-class patent, trademark, licensing, anti-counterfeiting, and litigation services for the enterprise.

Specialties:

General (P&L) Management | Medical Devices | Consumer Electronics | Growth Strategies | Business Transformation | Business Development & Strategic Partnerships | Product Management | Corporate Development/M&A | Venture Investing | Sales & Marketing

| Engineering | Intellectual Property | Legal | Cross-Functional Team Leadership | Board Service

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Experience

Audicus
Chief Operating Officer
2023 - Present (1 year)

Leading a passionate sales, marketing, product and customer service team to deliver hearing care solutions backed with tele-health support and helping people re-connect with family and friends.

I oversee all aspects of the Audicus direct-to-consumer business, including P&L, strategy, product, sales, marketing, and customer support operations.

Eyebot
Advisory Board Member
2022 - Present (2 years)
Boston, Massachusetts, United States

Business and strategy advisor for Eyebot, a venture-backed start-up on a mission to make vision care more accessible, easy and affordable through a new generation of eye exam technology.

SLR Consulting LLC
Founder & President
2022 - 2023 (1 year)
Boston, Massachusetts, United States

Business strategy and advisory services in the consumer electronics, medical device, hearing aid, and sleep spaces.

Bose Corporation
17 years

Vice President, Bose Hear Business
2021 - 2022 (1 year)
Boston, Massachusetts, United States

Oversaw all aspects of the hearing business, including P&L, research, strategy, product management, software & hardware engineering, sales, marketing, supply chain, business development and audiology & clinical affairs.

· Achieved direct revenue targets in first 12 months and positioned the business to double revenue in year two.
· Accelerated product launch timelines while significantly lowering product development expenses by establishing strategic relationships with external partners. Strategically aligned with B2C resellers, healthcare insurance companies, benefits administrators, government officials, and industry advocates, expanding the new U.S. over-the-counter hearing aid market.
· Positioned SoundControl hearing aids to align with coverage under major health insurance plans in 2023, and over-the-counter (OTC) hearing product law implementation in fall 2022.
· Developed and advanced robust product pipeline and new technology development through rigorous consumer research, coupled with focused technical and clinical research.

General Manager, Bose Health Division
2020 - 2021 (1 year)
Boston, Massachusetts, United States

Directed two emerging businesses for the company - Bose Sleep and Bose Hear, including P&L, technical and clinical research portfolio, product roadmaps, product development, strategy, and go-to-market plans for the sleep and hearing businesses.

· Launched new, FDA cleared products (Bose Sleepbuds II and Bose's) into the sleep market, which enhanced hearing aid capabilities for the consumer.
· Exceeded revenue targets in year one and more than doubled revenue in year two by driving clarity and focus within the division, including simplifying organizational structure, creating clear and concise strategies, leading and communicating with accessibility and transparency, and inspiring teamwork.
· Reduced YOY operating expenses, restructured organization, and re-engaged the team to deliver a critical new product within six months while exceeding revenue targets.
· Earned staff respect and buy-in spearheading dramatic division change, including communications, tenacity, and strategic influence.

Head of Corporate Development & Bose Ventures
2015 - 2020 (5 years)
Boston, Massachusetts, United States

Led Corporate Development and Bose Ventures, which consisted of sourcing, vetting, executing, and integrating venture investments, acquisitions, and strategic partnerships.

· Created and pitched (to CFO, CEO, and Board of Directors) the idea, organization, and business case to form Bose Corporate Development group (2014) and Bose Ventures (2017).
· Pioneered multi-million-dollar corporate venture fund producing a return on par with traditional venture funds.
· Established investment theses for M&A and venture investments that led to creation and growth of Bose's sleep and hearing aid businesses by bringing in foundational technologies and talent.
· Unified and merged Corporate Development and Ventures into one organization.

Chief Intellectual Property Counsel
2005 - 2018 (13 years)
Boston, Massachusetts, United States

Built, led, and enforced the company's intellectual property portfolio.

• Transformed the department from a patent-only function into a robust and sophisticated global IP department handling patents, trademarks, trade secrets, IP litigation and licensing.
· Created in-house patent prosecution practice, global anti-counterfeiting program, and a global IP litigation practice to protect the company's technology and brand.
· Increased Bose's patent filing rate 5x and tripled worldwide patent portfolio.

Embr Labs
Board Observer
2016 - 2020 (4 years)

Digital wellness and therapeutics company that empowers people to control their thermal comfort with a novel wearable technology.

Signature Medical
Board Observer
2017 - 2018 (1 year)
Boston, Massachusetts, United States

Digital diagnosis company focused on early detection of potential complications in post-operative heart patients via a wearable device.

Fish & Richardson P.C.
Intellectual Property Attorney
2001 - 2005 (4 years)

USAF
Judge Advocate General (JAG)
1997 - 2001 (4 years)

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Education

Harvard Business School Executive Education

University of Notre Dame
Bachelor of Science - BS, Electrical Engineering

Duke University School of Law
Doctor of Law - JD